Exhibit 99.1

New Gold Announces Launch of $300 Million Senior Notes Offering to Fund the Redemption of its Outstanding $300 Million 7.00% Senior Notes

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, May 4, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces that it has commenced an offering of $300 million aggregate principal amount of Senior Notes due 2025 (the "Notes"). New Gold intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemption of its outstanding $300 million 7.00% Senior Notes due 2020 (the "Existing Notes").

New Gold has issued a notice of redemption to redeem all of the outstanding Existing Notes, pursuant to the terms of the indenture governing the Existing Notes, which redemption will be conditional upon the successful completion of the offering of the Notes.

The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions.

The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States or to U. S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold's latest annual information form.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/04/c4083.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 07:45e 04-MAY-17